

18th & Fairfax, LLC, dba Intox-Detox

19309 Winmeade Drive, #110
Lansdowne, VA 20176

Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Moira Lormel, certify that the financial statements of 18th & Fairfax, LLC included in this Form C offering are true and complete in all material respects; and the tax return information of 18th & Fairfax, LLC included in this Form C reflects accurately the information reported on the tax return for 18th & Fairfax, LLC filed for the fiscal year(s) ended December 31, 2017, and December 31, 2018.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

Moira S. Lormel
CFO
August 30, 2019

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.